FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 29, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2025

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended September 30,		Nine-month period ended September 30,
		2025	2024	2025	2024
	Notes	(Unaudited)		(Unaudited)
Net sales	3	2,978,140	2,915,487	8,986,024	9,678,708
Cost of sales	4	(1,946,125)	(1,935,560)	(5,880,619)	(6,213,226)
Gross profit		1,032,015	979,927	3,105,405	3,465,482
Selling, general and administrative expenses	5	(434,969)	(454,020)	(1,375,667)	(1,458,840)
Other operating income	6	7,226	16,682	23,331	42,167
Other operating expenses	6	(7,641)	(5,490)	(23,791)	(188,337)
Operating income		596,631	537,099	1,729,278	1,860,472
Finance income	7	56,181	65,815	198,294	190,988
Finance cost	7	(9,636)	(15,979)	(31,093)	(52,284)
Other financial results, net	7	(9,877)	(1,381)	(63,612)	(57,828)
Income before equity in earnings of non-consolidated companies and income tax		633,299	585,554	1,832,867	1,941,348
Equity in (losses) earnings of non-consolidated companies	8	(8,955)	7,605	37,731	(26,735)
Income before income tax		624,344	593,159	1,870,598	1,914,613
Income tax	9	(171,698)	(133,968)	(358,382)	(356,971)
Income for the period		452,646	459,191	1,512,216	1,557,642

Attributable to:
Shareholders' equity		445,694	448,066	1,483,948	1,520,232
Non-controlling interests		6,952	11,125	28,268	37,410
		452,646	459,191	1,512,216	1,557,642
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,048,131	1,111,716	1,064,444	1,136,971

Basic and diluted earnings per share (U.S. dollars per share)		0.43	0.40	1.39	1.34
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		0.85	0.81	2.79	2.67

(*) Number of outstanding shares as of September 30, 2025, and 2024, were 1,039,593,059 and 1,108,857,062, respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

1

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Income for the period	452,646	459,191	1,512,216	1,557,642
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	1,468	47,310	136,220	9,502
Change in value of cash flow hedges and instruments at fair value	(5,117)	(14,092)	(42,781)	144,627
Income tax relating to components of other comprehensive income	2,906	-	24,711	24,591
From participation in non-consolidated companies:
- Currency translation adjustment	4,590	3,579	28,120	(24,095)
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	(8,034)	1,821	(5,484)	43,979
	(4,187)	38,618	140,786	198,604
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	-	-	367	(6,892)
Income tax on items that will not be reclassified	-	-	129	2,694
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	94	(59)	120	(740)
	94	(59)	616	(4,938)
Other comprehensive (loss) income for the period	(4,093)	38,559	141,402	193,666
Total comprehensive income for the period	448,553	497,750	1,653,618	1,751,308

Attributable to:
Shareholders' equity	441,578	486,043	1,623,830	1,713,750
Non-controlling interests	6,975	11,707	29,788	37,558
	448,553	497,750	1,653,618	1,751,308

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

2

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At September 30, 2025		At December 31, 2024
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,213,624		6,121,471
Intangible assets, net	12	1,357,258		1,357,749
Right-of-use assets, net	13	148,604		148,868
Investments in non-consolidated companies	17	1,562,796		1,543,657
Other investments NC	14	830,937		1,005,300
Deferred tax assets		833,681		831,298
Receivables, net		161,429	11,108,329	205,602	11,213,945
Current assets
Inventories, net		3,506,607		3,709,942
Receivables and prepayments, net		310,531		179,614
Current tax assets		366,092		332,621
Contract assets		34,543		50,757
Trade receivables, net		2,146,036		1,907,507
Derivative financial instruments CA	15	4,477		7,484
Other investments	14	2,442,088		2,372,999
Cash and cash equivalents	14	547,183	9,357,557	675,256	9,236,180
Total assets			20,465,886		20,450,125
EQUITY
Shareholders' equity			17,041,102		16,593,257
Non-controlling interests			218,092		220,578
Total equity			17,259,194		16,813,835
LIABILITIES
Non-current liabilities
Borrowings		2,251		11,399
Lease liabilities	13	96,475		100,436
Derivative financial instruments	15	603		-
Deferred tax liabilities		463,018		503,941
Other liabilities		299,782		301,751
Provisions		50,249	912,378	82,106	999,633
Current liabilities
Borrowings		325,338		425,999
Lease liabilities	13	53,447		44,490
Derivative financial instruments	15	8,396		8,300
Current tax liabilities		348,261		366,292
Other liabilities		390,144		585,775
Provisions		155,631		119,344
Customer advances		182,924		206,196
Trade payables		830,173	2,294,314	880,261	2,636,657
Total liabilities			3,206,692		3,636,290
Total equity and liabilities			20,465,886		20,450,125

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

3

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the period	-	-	-	-	-	-	1,483,948	1,483,948	28,268	1,512,216
Currency translation adjustment	-	-	-	-	134,720	-	-	134,720	1,500	136,220
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	476	-	476	20	496
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(18,070)	-	(18,070)	-	(18,070)
Other comprehensive income of non-consolidated companies	-	-	-	-	28,120	(5,364)	-	22,756	-	22,756
Other comprehensive income (loss) for the period	-	-	-	-	162,840	(22,958)	-	139,882	1,520	141,402
Total comprehensive income (loss) for the period	-	-	-	-	162,840	(22,958)	1,483,948	1,623,830	29,788	1,653,618
Transfer from other comprehensive income	-	-	-	-	-	11,337	(11,337)	-	-	-
Repurchase of own shares (2)	-	(807,160)	-	-	-	-	-	(807,160)	-	(807,160)
Cancellation of own shares (3)	(90,763)	1,590,585	(9,077)	(609,733)	-	-	(881,012)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	231,492	-	231,492	-	231,492
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	(780)	(780)
Distribution of dividends	-	-	-	-	-	-	(600,317)	(600,317)	(31,494)	(631,811)
Balance at September 30, 2025	1,071,995	(572,226)	107,199	-	(947,963)	(351,115)	17,733,212	17,041,102	218,092	17,259,194

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2025, there were 1,071,994,930 shares issued. All issued shares are fully paid.

(2) As of September 30, 2025, the Company held 32,401,871 treasury shares, and there were 1,039,593,059 outstanding shares. For more information see note 23.

(3) On May 6, 2025, the extraordinary general meeting of shareholders approved the cancelation of 90,762,598 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

4

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the period	-	-	-	-	-	-	1,520,232	1,520,232	37,410	1,557,642
Currency translation adjustment	-	-	-	-	9,354	-	-	9,354	148	9,502
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,198)	-	(4,198)	-	(4,198)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (6)	-	-	-	-	-	169,218	-	169,218	-	169,218
Other comprehensive income of non-consolidated companies	-	-	-	-	(24,095)	43,239	-	19,144	-	19,144
Other comprehensive income (loss) for the period	-	-	-	-	(14,741)	208,259	-	193,518	148	193,666
Total comprehensive income (loss) for the period	-	-	-	-	(14,741)	208,259	1,520,232	1,713,750	37,558	1,751,308
Repurchase of own shares (2)	-	(985,127)	-	-	-	-	-	(985,127)	-	(985,127)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	86,260	-	86,260	-	86,260
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	1,109	1,109	6	1,115
Distribution of dividends	-	-	-	-	-	-	(458,556)	(458,556)	(5,862)	(464,418)
Balance at September 30, 2024	1,162,758	(898,935)	116,276	609,733	(1,004,912)	(309,459)	17,524,947	17,200,408	219,167	17,419,575

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2024, there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of September 30, 2024, the Company held 53,900,466 treasury shares, and there were 1,108,857,062 outstanding shares. For more information see note 23.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(6) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

5

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Nine-month period ended September 30,
	Notes	2025	2024
		(Unaudited)
Cash flows from operating activities
Income for the period		1,512,216	1,557,642
Adjustments for:
Depreciation and amortization	11, 12 & 13	453,249	465,073
Bargain purchase gain	6	-	(2,211)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	25,434	177,346
Income tax accruals less payments	21	(63,814)	(222,350)
Equity in earnings (losses) of non-consolidated companies	8	(37,731)	26,735
Interest accruals less payments, net	21	(11,309)	(8,313)
Changes in provisions		(20,925)	(5,347)
Changes in working capital (*)	21	(62,106)	323,521
Others, including net foreign exchange		17,388	61,894
Net cash provided by operating activities		1,812,402	2,373,990

Cash flows from investing activities
Capital expenditures	11 & 12	(494,676)	(512,086)
Changes in advances to suppliers of property, plant and equipment		(916)	(15,483)
Cash decrease due to deconsolidation of subsidiaries (**)		(1,848)	-
Acquisition of subsidiaries, net of cash acquired (***)		-	31,446
Loan to joint ventures	17	(1,359)	(4,137)
Proceeds from disposal of property, plant and equipment and intangible assets		58,120	19,317
Dividends received from non-consolidated companies	17	41,348	53,136
Changes in investments in securities		82,910	(1,279,885)
Net cash used in investing activities		(316,421)	(1,707,692)

Cash flows from financing activities
Dividends paid	10	(600,317)	(458,556)
Dividends paid to non-controlling interest in subsidiaries		(30,264)	(5,862)
Changes in non-controlling interests		-	1,115
Acquisition of treasury shares	23	(825,395)	(985,127)
Payments of lease liabilities		(46,662)	(51,326)
Proceeds from borrowings		572,441	1,526,444
Repayments of borrowings		(667,099)	(1,616,771)
Net cash used in financing activities		(1,597,296)	(1,590,083)

Decrease in cash and cash equivalents		(101,315)	(923,785)

Movement in cash and cash equivalents
At the beginning of the period		660,798	1,616,597
Effect of exchange rate changes		(12,522)	(11,506)
Decrease in cash and cash equivalents		(101,315)	(923,785)
At September 30,		546,961	681,306

		At September 30,
Cash and cash equivalents		2025	2024
Cash and bank deposits		547,183	715,028
Bank overdrafts		(222)	(33,722)
		546,961	681,306

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $38.7 million for the nine-month period ended September 30, 2025 and $2.2 million for the nine-month period ended September 30, 2024.

(**) For the nine-month period ended September 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the nine-month period ended September 30, 2024, related to Mattr’s pipe coating business unit acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

6

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Developments concerning cancelled title deeds in Saudi Steel Pipe Company
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Share Buyback Programs
24	Tariffs on steel and other imports in the United States
25	Events after the reporting period

7

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on October 29, 2025.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets; impairment of investments in associates; income taxes (including recoverability of deferred tax assets); obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and fair value estimation of certain financial instruments. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 36 to our audited Consolidated Financial Statements for the year ended December 31, 2024.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2024.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2024, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2025 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,606	75	1,681
Difference in cost of sales			88
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses) and others			(36)
IFRS - operating income			1,729
Financial income (expense), net			104
Income before equity in earnings of non-consolidated companies and income tax			1,833
Equity in earnings of non-consolidated companies			38
Income before income tax			1,871
Net Sales	8,560	426	8,986
Depreciation and amortization	437	16	453

Nine-month period ended September 30, 2024 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,819	88	1,907
Difference in cost of sales			(48)
Differences in selling, general and administrative expenses			(2)
Differences in other operating income (expenses) and others			3
IFRS - operating income			1,860
Financial income (expense), net			81
Income before equity in earnings of non-consolidated companies and income tax			1,942
Equity in (losses) of non-consolidated companies			(27)
Income before income tax			1,915
Net Sales	9,212	467	9,679
Depreciation and amortization	451	14	465

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

In 2024, following the integration of coating activities into its Tubes segment, the Company represented comparative year-to-date segment information amounts accordingly.

Geographical information

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Net sales
North America	4,216,456	4,394,746
South America	1,809,385	1,947,546
Europe	680,640	892,735
Asia Pacific, Middle East and Africa	2,279,543	2,443,681
Total	8,986,024	9,678,708

Allocation of net sales to geographical information is based on the final destination of the products sold.

9

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Canada, Saudi Arabia, United Arab Emirates and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the nine-month period ended September 30, 2025, and 2024.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the nine-month period ended September 30, 2025, and 2024, revenues related to governmental institutions represented approximately 25% and 29%, respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Nine-month period ended September 30,
Revenues Tubes	2025	2024
	(Unaudited)
Oil & Gas	7,646	8,267
Oil & Gas processing plants	443	423
Industrial, Power and Others	471	522
Total	8,560	9,212

The table above includes revenues from services performed on third party tubes of $319.8 million and $390.6 million for the nine-month period ended September 30, 2025, and 2024, respectively.

4	Cost of sales

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Inventories at the beginning of the period	3,709,942	3,921,097
Changes in inventories due to business combinations (*)	-	(3,584)
Decrease in inventory due to deconsolidation of subsidiaries (**)	(43)	-
Plus: Charges of the period
Raw materials, energy, consumables and other	3,218,287	3,604,935
Services and fees	225,057	331,951
Labor cost	1,057,328	1,108,113
Depreciation of property, plant and equipment	348,114	352,348
Amortization of intangible assets	9,938	8,912
Depreciation of right-of-use assets	28,082	24,258
Maintenance expenses	272,408	331,318
Allowance for obsolescence	41,516	20,951
Taxes	279,332	103,235
Other	197,265	172,397
	5,677,284	6,054,834
Less: Inventories at the end of the period	(3,506,607)	(3,762,705)
	5,880,619	6,213,226

(*) For the nine-month period ended September 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the nine-month period ended September 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

10

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Services and fees	138,537	136,309
Labor cost	508,459	534,483
Depreciation of property, plant and equipment	18,671	19,033
Amortization of intangible assets	29,616	32,177
Depreciation of right-of-use assets	18,828	28,345
Freights and other selling expenses	492,895	483,824
Provisions for contingencies	(1,828)	24,307
Allowances for doubtful accounts	13,290	(812)
Taxes	92,678	119,072
Other	64,521	82,102
	1,375,667	1,458,840

6	Other operating income (expense), net

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Other operating income
Results from sundry assets	6,323	11,803
Net rents	3,089	3,336
Bargain purchase gain	-	2,211
Other income	13,919	24,817
	23,331	42,167
Other operating expenses
Contributions to welfare projects and non-profit organizations	(12,642)	(13,820)
Allowance for doubtful receivables	(715)	(641)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(10,434)	(173,876)
	(23,791)	(188,337)
Other operating income and expenses, net	(460)	(146,170)

Bargain purchase gain: For the nine-month period ended September 30, 2024, related to Mattr’s pipe coating business unit acquisition.

11

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Interest income	179,528	178,595
Net result on changes in FV of financial assets at FVTPL	18,766	12,393
Finance income	198,294	190,988
Finance cost	(31,093)	(52,284)
Net foreign exchange transactions results	(33,264)	21,895
Net foreign exchange derivatives contracts results	(14,125)	4,460
Others	(16,223)	(84,183)
Other financial results, net	(63,612)	(57,828)
Net financial results	103,589	80,876

Finance income: For the nine-month period ended September 30, 2025, includes $26.1 million of interest related to instruments carried at FVTPL and includes $66.9 million of interest related to instruments carried at FVTOCI.

For the nine-month period ended September 30, 2024, includes $32.5 million of interest related to instruments carried at FVTPL and includes $64.4 million of interest related to instruments carried at FVTOCI.

Net foreign exchange transaction results: For the nine-month period ended September 30, 2025, mainly related to the Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities partially offset by currency translation adjustment reserve.

For the nine-month period ended September 30, 2024, mainly related to the Argentine Peso depreciation against the U.S. dollar on Argentine Peso denominated liabilities.

Other: For the nine-month period ended September 30, 2025, includes a loss of approximately $15.8 million related to fees paid in connection with a collection of $242.4 million involving Petróleos Mexicanos (“Pemex”) and the Company’s Mexican subsidiary Tubos de Acero de Mexico S.A. (“Tamsa”).

For the nine-month period ended September 30, 2024, mainly relates to the cumulative result of the U.S. dollar denominated Argentine bonds previously recognized in Other Comprehensive Income. For more information see note 20.

8	Equity in earnings of non-consolidated companies

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
From non-consolidated companies	37,731	(26,735)
	37,731	(26,735)

From non-consolidated companies: For the nine-month period ended September 30, 2025, and 2024, includes a loss of $12.3 million and $85.9 million, respectively, related to a provision for the ongoing litigation regarding the acquisition of the participation in Usiminas derived from our investment in Ternium.

9	Income tax

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
Current tax	(400,553)	(509,815)
Deferred tax	42,171	152,844
	(358,382)	(356,971)

12

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Tenaris group of companies falls within the scope of the OECD Pillar Two model rules. Pillar Two domestic legislation came into effect in Luxembourg, the jurisdiction in which the Company is organized, as from January 1, 2024. The group applies the exception not to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. In the nine-month period ended September 30, 2025 and 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $15.0 million and $40.6 million, respectively.

10	Dividend distribution

On May 6, 2025, the Company’s shareholders approved an annual dividend in the amount of $0.83 per outstanding share ($1.66 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 20, 2024, in the amount of $0.27 per outstanding share ($0.54 per ADS). The remaining balance, amounting to $0.56 per outstanding share ($1.12 per ADS), was paid on May 21, 2025, for an amount of approximately $0.6 billion. In the aggregate, the interim dividend paid in November 2024 and the balance paid in May 2025 amounted to approximately $0.9 billion.

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The remaining balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $0.5 billion. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $0.7 billion.

11	Property, plant and equipment, net

	2025	2024
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,121,471	6,078,179
Currency translation adjustment	71,392	7,083
Changes due to business combinations (*)	-	(10,463)
Additions (**)	450,288	469,409
Disposals / Consumptions (***)	(65,247)	(17,010)
Transfers / Reclassifications	2,879	(5,146)
Decrease due to deconsolidation (****)	(374)	-
Depreciation charge	(366,785)	(371,381)
At September 30,	6,213,624	6,150,671

(*) For the nine-month period ended September 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the nine-month period ended September 30, 2025, includes $3.5 million of government grants that have been recognized but not yet collected in Romania.

(***) For the nine-month period ended September 30, 2025, includes the unwinding of certain land plots in Saudi Arabia. For more information see note 19.

(****) For the nine-month period ended September 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $30.7 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 18 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

In addition, as of September 30, 2025, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $49.7 million. These assets are held in Saudi Arabia by the Company’s subsidiary Global Pipe Company, in which Saudi Steel Pipe Company (“SSPC”) holds a 57.3% interest.

13

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

12	Intangible assets, net

	2025	2024
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,357,749	1,377,110
Currency translation adjustment	1,016	169
Changes due to business combinations (*)	-	(28,212)
Additions	40,926	42,677
Transfers / Reclassifications	(2,879)	5,146
Amortization charge	(39,554)	(41,089)
At September 30,	1,357,258	1,355,801

(*) For the nine-month period ended September 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2025	2024
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	148,868	132,138
Currency translation adjustment	1,114	45
Additions	51,219	72,944
Disposals / Consumptions	(5,687)	(2,716)
Depreciation charge	(46,910)	(52,603)
At September 30,	148,604	149,808

Right-of-use assets, net by underlying category

	At September 30,	At December 31,
	2025	2024
	(Unaudited)
Land and Civil Buildings	34,549	29,735
Industrial Buildings, Plant and Production Equipment	86,700	91,002
Vehicles, furniture and fixtures	25,606	25,650
Others	1,749	2,481
	148,604	148,868

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2025	2024
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	144,926	134,432
Translation differences	5,414	(1,633)
Changes due to business combinations (*)	-	(37)
Additions	51,107	72,630
Cancellations	(6,014)	(3,067)
Repayments of lease liabilities including interests (**)	(50,303)	(54,963)
Interest accrued	4,792	4,375
At September 30,	149,922	151,737

(*) For the nine-month period ended September 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the nine-month period ended September 30, 2025, includes repayments of $46.7 million in capital and $3.6 million of interest.

For the nine-month period ended September 30, 2024, includes repayments of $51.3 million in capital and $3.6 million of interest.

14

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of September 30, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 36%, 40% and 24%, respectively.

As of September 30, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 32%, 45% and 23%, respectively.

14	Cash and cash equivalents and other investments

	At September 30,	At December 31,
	2025	2024
Cash and cash equivalents	(Unaudited)
Cash at banks	126,100	290,901
Liquidity funds	251,241	355,044
Short-term investments	169,842	29,311
	547,183	675,256

Other investments - current
Bonds and other fixed income	1,015,408	1,273,673
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,031,719	722,328
Fund investments	394,961	376,998
	2,442,088	2,372,999
Other investments - non-current
Bonds and other fixed income	743,781	857,959
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	80,000	140,292
Others	7,156	7,049
	830,937	1,005,300

As of September 30, 2025, Other Investments – non-current includes financial assets with a carrying amount of $101.1 million that are subject to a lending agreement with a financial institution. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within financial results, as interest income.

15	Derivative financial instruments

	At September 30,	At December 31,
	2025	2024
	(Unaudited)
Derivatives hedging borrowings and investments	1,053	-
Other derivatives	3,424	7,484
Contracts with positive fair values	4,477	7,484

Derivatives hedging borrowings and investments	3,232	-
Other derivatives	5,767	8,300
Contracts with negative fair values	8,999	8,300

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

15

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2025, and December 31, 2024.

		Measurement Categories		At Fair Value
September 30, 2025 - (Unaudited)	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	547,183	295,942	251,241	251,241	-	-
Other investments	2,442,088	1,031,719	1,410,369	1,410,369	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,031,719	1,031,719	-	-	-	-
Bonds and other fixed income	1,015,408	-	1,015,408	1,015,408	-	-
Fund investments	394,961	-	394,961	394,961	-	-
Derivative financial instruments	4,477	-	4,477	-	4,477	-
Other Investments Non-current	830,937	80,000	750,937	743,781	-	7,156
Bonds and other fixed income	743,781	-	743,781	743,781	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	80,000	80,000	-	-	-	-
Other investments	7,156	-	7,156	-	-	7,156
Trade receivables	2,146,036	2,146,036	-	-	-	-
Receivables C and NC	506,503	196,119	-	-	-	-
Other receivables	196,119	196,119	-	-	-	-
Other receivables (non-financial)	310,384	-	-	-	-	-
Total		3,749,816	2,417,024	2,405,391	4,477	7,156
Liabilities
Borrowings C and NC	327,589	327,589	-	-	-	-
Trade payables	830,173	830,173	-	-	-	-
Other liabilities C and NC	689,926	18,718	-	-	-	-
Other liabilities	18,718	18,718	-	-	-	-
Other liabilities (non-financial)	671,208	-	-	-	-	-
Lease Liabilities C and NC	149,922	149,922	-	-	-	-
Derivative financial instruments	8,999	-	8,999	-	8,999	-
Total		1,326,402	8,999	-	8,999	-

		Measurement Categories		At Fair Value
December 31, 2024	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	675,256	320,212	355,044	355,044	-	-
Other investments	2,372,999	722,328	1,650,671	1,650,671	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	722,328	-	-	-	-
Bonds and other fixed income	1,273,673	-	1,273,673	1,273,673	-	-
Fund investments	376,998	-	376,998	376,998	-	-
Derivative financial instruments	7,484	-	7,484	-	7,484	-
Other Investments Non-current	1,005,300	140,292	865,008	857,959	-	7,049
Bonds and other fixed income	857,959	-	857,959	857,959	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	140,292	-	-	-	-
Other investments	7,049	-	7,049	-	-	7,049
Trade receivables	1,907,507	1,907,507	-	-	-	-
Receivables C and NC	435,973	191,058	-	-	-	-
Other receivables	191,058	191,058	-	-	-	-
Other receivables (non-financial)	244,915	-	-	-	-	-
Total		3,281,397	2,878,207	2,863,674	7,484	7,049
Liabilities
Borrowings C and NC	437,398	437,398	-	-	-	-
Trade payables	880,261	880,261	-	-	-	-
Other liabilities C and NC	887,526	31,985	243,264	-	-	243,264
Other liabilities (*)	275,249	31,985	243,264	-	-	243,264
Other liabilities (non-financial)	612,277	-	-	-	-	-
Lease Liabilities C and NC	144,926	144,926	-	-	-	-
Derivative financial instruments	8,300	-	8,300	-	8,300	-
Total		1,494,570	251,564	-	8,300	243,264

(*) Includes liability related to the share buyback program.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Consolidated Condensed Interim Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

16

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2024, main balances in this level include a liability related to the shares to be settled under the share buyback program. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buyback program itself. A reasonable change in the inputs used would have not affected the fair value of the liability materially.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 99.1% of its carrying amount including interests accrued as of September 30, 2025, as compared with 98.3% as of December 31, 2024. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 “Investments in non-consolidated companies” to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

	Nine-month period ended September 30,
	2025	2024
	(Unaudited)
At the beginning of the period	1,543,657	1,608,804
Translation differences	28,120	(24,095)
Equity in earnings / (losses) of non-consolidated companies	37,731	(26,735)
Dividends and distributions received	(41,348)	(50,537)
(Decrease) /increase in equity reserves and others	(5,364)	43,239
At the end of the period	1,562,796	1,550,676

Dividends and distributions received: During the nine-month period ended September 30, 2025 and 2024, $41.3 million and $53.1 million were respectively collected. These dividends are derived from our investments in Ternium and Usiminas.

17

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

As of September 30, 2025, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $34.73 per ADS, giving Tenaris’s ownership stake a market value of approximately $797.8 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,378.8 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2025, the Company concluded that the carrying amount of its investment in Ternium did not exceed its recoverable value.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of September 30, 2025, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A., was BRL4.21 ($0.79) and BRL4.23 ($0.80), respectively, giving Tenaris’s ownership stake a market value of approximately $38.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $109.9 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2025, the Company performed a recoverability assessment and concluded that the carrying amount of its investment in Usiminas did not exceed its recoverable value.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of September 30, 2025, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of September 30, 2025, the carrying value of Tenaris’s ownership stake in Techgen was approximately $70.7 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of September 30, 2025, Tenaris’s exposure under these agreements amounted to $33.9 million and $16.2 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of September 30, 2025, the aggregate outstanding principal amount under these subordinated loans was $312.7 million, of which $68.8 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for this type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintaining a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of September 30, 2025, amounted to $9.7 million.

18

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued any provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

19

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through September 30, 2025, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL610.6 million (approximately $114.8 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Confab and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. The Company cannot predict the ultimate resolution on the matter.

▪	Veracel Celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

20

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL118.4 million (approximately $22.3 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL101.6 million (approximately $19.2 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On August 11, 2025, Confab filed an appeal (Recurso Especial) with the SCJ against the ruling on the additional expert evidence. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

▪	Petrobras-related proceedings and claims

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defense in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of September 30, 2025, the aggregate amount of these claims was estimated at BRL200.4 million (or approximately $37.7 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. Based on the advice of legal counsel, the Company cannot predict the outcome of these civil proceedings at this stage.

21

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União” or CGU), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse CGU decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the CGU’s allegations do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defense and contested the allegations. On September 12, 2025, Confab opened discussions with CGU towards seeking a resolution of the matter, and such discussions are ongoing. Based on the advice of legal counsel, the Company cannot predict the outcome of these administrative proceedings at this stage.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. The proceedings are ongoing. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. antidumping duty proceedings

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. Although no refunds had been liquidated by the customs authorities as of September 30, 2025, the resulting gain (including interest) was recognized in these Consolidated Condensed Interim Financial Statements.

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. Both petitioners and Tenaris have indicated that they intend to appeal this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing. On October 8, 2025, Tenaris began the process for appealing the DOC determination.

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

22

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2025, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $25.4 million.

▪	A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024, and in October 2024, agreed a renovation until December 31, 2025. As of September 30, 2025, the estimated aggregate contract amount calculated at current prices was approximately $15.0 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products have been made since 2023.

▪	Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $19.8 million in case of early termination. The contract will be in effect until June 30, 2029.

▪	An Argentine subsidiary of the Company is party to a contract with Usiminas from which it committed to purchase steel coils to manufacture welded pipes for the certain projects in Argentina. As of September 30, 2025, purchases for a remaining amount of approximately $40.6 million remain pending.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $4.0 billion as of September 30, 2025.

23

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of September 30, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company repurchased during the first tranche of the initial share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19	Developments concerning cancelled title deeds in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order. The affected land plots, which were not part of SSPC’s production facility and have a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The land purchase transaction occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated, with no resolution having been issued to date.

On April 28, 2025, SSPC concluded a settlement with the sellers of the land plots purchased in 2010. Pursuant to the settlement, the land purchase transaction was unwound, and the sellers paid an aggregate amount of SAR211 million (or approximately $56.2 million) in cash. Additionally, the sellers released SSPC from any claim on the lands or its title deeds and assumed all rights and obligations related to the pending petition. The financial effect of this settlement has been reflected in these Consolidated Condensed Interim Financial Statements.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

▪	Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

▪	Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

24

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

▪	Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Since April 14, 2025, the Argentine government established a trading band allowing the Argentine peso to float between 1,000 and 1,400 against the U.S. Dollar. The upper level of the band increases by 1% per month and the lower level of the band decreases by 1% per month. In addition, the Argentine Central Bank is allowed to sell foreign currency when the market price hits the upper level and is allowed to purchase foreign currency (to increase its foreign reserves) within the band and below its lower level.

Tenaris’s financial position in Argentine pesos as of September 30, 2025, amounted to a net short exposure of approximately $3.4 million, while Argentine subsidiaries held U.S. dollar-denominated Argentine bonds for an aggregated value of $94.4 million. In an event of an additional devaluation these companies will suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a further devaluation of the Argentine peso against the U.S. dollar.

As of September 30, 2025, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the nine-month period ended September 30, 2025, amounted approximately to 17% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of September 30, 2025, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

25

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Cash flow disclosures

		Nine-month period ended September 30,
		2025	2024
		(Unaudited)
(i)	Changes in working capital (*)
	Inventories	247,317	160,769
	Receivables and prepayments, contract assets and current tax assets	(56,017)	(59,664)
	Trade receivables	(200,475)	403,765
	Other liabilities and current tax liabilities	52,806	(76,187)
	Customer advances	(27,424)	45,695
	Trade payables	(78,313)	(150,857)
		(62,106)	323,521
(ii)	Income tax accruals less payments
	Tax accrued	358,382	356,971
	Taxes paid	(422,196)	(579,321)
		(63,814)	(222,350)
(iii)	Interest accruals less payments, net
	Interest accrued, net	(167,201)	(138,704)
	Interest received	175,504	177,186
	Interest paid	(19,612)	(46,795)
		(11,309)	(8,313)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

22	Related party transactions

As of September 30, 2025:

▪	San Faustin, a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 66.57% of the Company’s issued shares and 68.64% of the outstanding shares.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

On September 19, 2025, the Company announced that San Faustin and Techint had filed with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to the Company’s ongoing share repurchase program discussed below, which caused San Faustin’s beneficial ownership interest in the Company to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint to sell a number of its ordinary shares of the Company, provided that Techint’s ownership stake in the Company should not fall below 67% of the Company’s total outstanding ordinary shares. The reporting persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The reporting persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of the Company’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s share capital and voting rights.

26

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties that are not non-consolidated parties are disclosed as “other related parties”.

The following transactions were carried out with related parties:

		Nine-month period ended September 30,
		2025	2024
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	12,101	33,016
	Sales of goods to other related parties	87,535	63,920
	Sales of services and others to associated companies	3,526	801
	Sales of services and others to joint ventures	107	104
	Sales of services and others to other related parties	86,028	86,710
		189,297	184,551
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	127,304	124,743
	Purchases of goods to joint ventures	47,765	12,886
	Purchases of goods to other related parties	21,716	56,884
	Purchases of services and others to associated companies	12,875	13,842
	Purchases of services and others to other related parties	40,479	31,769
		250,139	240,124
	(c) Financial Results
	Income from joint ventures	4,463	4,671
		4,463	4,671
	(d) Dividends
	Dividends received from associated companies	41,348	50,537
	Dividends distributed to Techint Holdings S.àr.l.	399,619	285,469

		At September 30,	At December 31,
		2025	2024
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	1,985	3,133
	Receivables from joint ventures	69,563	68,759
	Receivables from other related parties	38,878	47,713
	Payables to associated companies	(14,759)	(23,531)
	Payables to joint ventures	(5,326)	(52)
	Payables to other related parties	(6,383)	(12,165)
		83,958	83,857
	(b) Financial debt
	Lease liabilities from associated companies	(945)	(1,026)
	Lease liabilities from other related parties	(853)	(260)
		(1,798)	(1,286)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	Share Buyback Programs

First Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second Share Buyback Program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

Third Share Buyback Program

The Company’s ordinary shareholders meeting held on May 6, 2025, renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company’s shares.

The third share buyback program is divided into tranches. The first tranche of the program covered up to $600 million (excluding incidental transaction fees) and was intended to run from June 9, 2025, to (and including) December 8, 2025, but was completed on September 30, 2025. Ordinary shares purchased under the third share buyback program are intended to be cancelled in due course. For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

As of September 30, 2025, the first tranche of the third share buyback program was completed. Under this tranche the Company acquired a total of 33,059,955 ordinary shares, out of which 32,401,871 were settled and are held as treasury shares for approximately $588 million.

As of September 30, 2025, the Company recognized a credit of $16 million related to the performance amount to be collected from the financial institution and held a liability in connection to the shares to be settled, which amounted to $12 million valued at amortized cost.

During the nine-month period ended September 30, 2025, the Company settled the purchase of 12,277,261 shares for approximately $235 million under the second share buyback program and 32,401,871 shares for approximately $588 million under the third share buyback program.

Comparatively, during the nine-month period ended September 30, 2024, the Company settled the purchase of 59,031,677 shares for approximately $985.1 million.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section.

24	Tariffs on steel and other imports in the United States

On February 1, 2025, the U.S. government announced the imposition of flat tariffs applicable to all products imported from Mexico and Canada, but subsequently suspended the effectiveness of such tariffs, citing ongoing trade negotiations.

On February 10, 2025, the U.S. government announced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These charges include the extension of a 25% tariff to all imported steel products, which became effective on March 12, 2025, pursuant to a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that previously exempted specific products and countries from the existing tariffs have been discontinued.

On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%), and on June 16, 2025, the list of steel derivative products to which the tariffs apply was expanded.

U.S. tariffs on steel imports and other tariffs, including those arising under a reciprocal tariff regime announced by the U.S. government on April 2, 2025 (which came into full effect on August 1, 2025, following a period allowing for country-by-country negotiations), or under the retaliatory measures enacted by other countries, are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by those partners that are deemed hostile acts or against the interests of the United States by the U.S. government.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

25	Events after the reporting period

Interim dividend payment

On October 29, 2025, the Company’s Board of Directors approved the payment of an interim dividend of $0.29 per outstanding share ($0.58 per ADS), or approximately $300 million, payable on November 26, 2025, with record date on November 25, 2025.

Carlos Gómez Álzaga

Chief Financial Officer

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